Atna Clarifies Pinson Statements Made in Web Site Disclosure

Vancouver, B.C. (December 20, 2005) Atna has been advised by the B.C. Securities Commission that a portion of a corporate presentation posted on the Company’s web site relating to the Pinson gold project in Nevada does not comply with appropriate reporting standards under National Instrument 43-101 “Standards of Disclosure” (NI 43-101). Atna has removed the presentation from the web site and is issuing the following statement for clarification.

The presentation included a description of a possible operating model for an underground mine at the Pinson project. The Company wishes to clarify details relating to this presentation. Preliminary assumptions and operating parameters for this model relied on inferred resources and exploration potential. This is not acceptable practice under NI 43-101.

1) Measured and indicated resources total 1,073,000 tons at an average grade of 0.35 ozs. per ton (cut-off 0.25 ozs. per ton). Inferred resources are 3,054,000 tons grading 0.36 ozs. per ton.
2) The projected grade of 0.4 ozs. per ton used in the model is based on an assumption that an operation might achieve higher grade in the start up years. This assumption is not supported by the current resource estimate.
3) References in the posted document to the potential to expand the operation, resources/mine life, and cash flow that might be derived from an expanded operation are based on assumptions that include inferred resources and exploration possibilities, which is not acceptable practice under NI 43-101.

The effect of incorporating the above information into the model using the same operating cost ranges, recovery factor, and $400 gold price is described as follows:

•Annual production 88,000 ozs. (vs. 100,000 ozs. in posted model) due to using the lower grade of the measured and indicated resources rather than the higher start up grade of 0.4 ozs. per ton in the posted calculation.
•  Pre tax cash flow - $13.2 mm per year (vs. $15 mm in the posted model) due to the lower production resulting from the lower grade.
•  Mine life - 4 years (vs. 11 years) due to the exclusion of inferred resources from the calculation.

The operating cost ranges used in the model are based on comparison to other underground operations in the region, which use underhand drift and fill mining and cemented back fill. Recoveries are also based on regional comparisons and in house metallurgical test work, which is ongoing. No allowance has been made for dilution, but the effect is not expected to exceed 10 percent because of the mining method employed and because some grade is expected to occur in any dilution from wall rocks.

The Company is reviewing its compliance procedures in an effort to ensure that all future reporting will meet appropriate compliance standards, including those under NI 43-101

Atna’s program of surface drilling, underground development, underground drilling, and metallurgical testing continues with a view to completing earn-in requirements with Pinson Mining Company before the end of January 2006. The earn-in includes an expenditure of $12 million on exploration and development of the property and completion of a pre-feasibility study.

Cautionary Statements
1)  Mineral resources are not mineral reserves and do not have demonstrated economic viability.
2) Statements regarding potential quantities and grade of mineralization in excess of the measured, indicated, and inferred resources are conceptual in nature. It is uncertain if further exploration will result in an increase of the delineated resource.

For further information, please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD., Deanna McDonald, Geologist & Corporate Communications Manager
Tel: (604) 684-2285; Fax: (604) 684-8887, E-mail: dmcdonald@atna.com